                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13G



                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)


                                Dril-Quip, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                 Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  262037 10 4
                        ------------------------------
                                 (CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_] Rule 13d-1(b)

     [_] Rule 13d-1(c)

     [X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

  CUSIP NO. 262037 10 4                                 Page 2 of 9 Pages

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)


      Gary D. Smith
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4

      United States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            36,625

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          3,448,045
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             36,625

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          3,448,045
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      3,484,670
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10
                                                                    [X]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11

      20.2%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
12

      IN
------------------------------------------------------------------------------

  CUSIP NO. 262037 10 4                                 Page 3 of 9 Pages

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)


      Gloria Jean Smith
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
                                                          (joint filing)
------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4

      United States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            None

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          3,448,045
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             None

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          3,448,045
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      3,448,045
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10
                                                                    [X]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11

      20.0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
12

      IN
------------------------------------------------------------------------------

  CUSIP NO. 262037 10 4                                 Page 4 of 9 Pages

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)


      Four Smith's Company, Ltd.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4

      Texas
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            3,448,045

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          None
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             3,448,045

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          None
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      3,448,045
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10
                                                                    [X]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11

      20.0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
12

      PN
------------------------------------------------------------------------------

Item 1.

     Item 1(a) Name of Issuer:                Dril-Quip, Inc.

     Item 1(b) Address of Issuer's            13550 Hempstead Highway
               Principal Executive Offices:   Houston, Texas 77040


Item 2.

     Item 2(a) Name of Persons Filing:        Gary D. Smith, Gloria Jean Smith
                                              and Four Smith's Company, Ltd.

     Item 2(b) Address of Principal           13550 Hempstead Highway
               Business Office:               Houston, Texas 77040

     Item 2(c) Citizenship:                   U.S. (Four Smith's Company, Ltd.
                                              is a limited partnership organized
                                              under the laws of the State of
                                              Texas)

     Item 2(d) Title of Class of Securities:  Common Stock

     Item 2(e) CUSIP Number:                  262037 10 4

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

     (a) [_]  Broker or dealer registered under section 15 of the Act.

     (b) [_]  Bank as defined in section 3(a)(6) of the Act.

     (c) [_]  Insurance company as defined in section 3(a)(19) of the Act.

     (d) [_] Investment company registered under section 8 of the Investment Company Act of 1940.

     (e) [_]  Investment adviser in accordance with
              (S)240.13d-1(b)(1)(ii)(E).

     (f) [_]  Employee benefit plan or endowment fund in accordance with
              (S)240.13d-1(b)(1)(ii)(F).

     (g) [_]  Parent holding company or control person, in accordance with
              (S)240.13d-1(b)(ii)(G).

     (h) [_] Savings Associations as defined in Section 3(b) of the Federal Deposit Insurance Act.

     (i) [_] Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.

     (j) [_]  Group, in accordance with (S)240.13d-1(b)(1)(ii)(J).

Item 4. Ownership

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount Beneficially Owned by Gary D. Smith:         3,484,670(1)(2)(3)

     (b)  Percent of Class Beneficially Owned by
          Gary D. Smith:                                          20.2%(1)(2)(3)

     (c)  Number of shares as to which Gary D. Smith has:

          (i)   Sole power to vote or to direct the vote:        36,625(1)(2)

          (ii)  Shared power to vote or to direct the vote:   3,448,045(2)(3)

          (iii) Sole power to dispose or to direct the
                disposition of:                                  36,625(1)

          (iv)  Shared power to dispose or to direct the
                disposition:                                  3,448,045(3)

     (d)  Amount Beneficially Owned by Gloria Jean Smith:     3,448,045(2)(3)

     (e)  Percent of Class Beneficially Owned by
          Gloria Jean Smith:                                      20.0%(2)(3)

     (f)  Number of shares as to which Gloria Jean Smith has:

          (i)   Sole power to vote or to direct the vote:           None

          (ii)  Shared power to vote or to direct the vote:   3,448,045(2)(3)

          (iii) Sole power to dispose or to direct the
                disposition of:                                     None

          (iv)  Shared power to dispose or to direct the
                disposition:                                  3,448,045(3)

     (g)  Amount Beneficially Owned by Four Smith's
          Company, Ltd.:                                      3,448,045(2)

     (h)  Percent of Class Beneficially Owned by Four
          Smith's Company, Ltd.:                                  20.0%(2)

     (i) Number of shares as to which Four Smith's Company, Ltd. has:

          (i) Sole power to vote or to direct the vote:       3,448,045(2)

             (ii)   Shared power to vote or to direct the vote:        None

             (iii)  Sole power to dispose or to direct the
                    disposition of:                               3,448,045

             (iv)   Shared power to dispose or to direct the
                    disposition:                                       None

Item 5.  Ownership of Five Percent or Less of a Class

         Not Applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

         Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

         Not Applicable

Item 8.  Identification and Classification of Members of the Group

         Not Applicable

Item 9.  Notice of Dissolution of Group

         Not Applicable

Item 10. Certification

         Not Applicable

Explanation of Responses:

     (1) Includes (i) 555 shares of Common Stock owned directly by Mr. Smith and
(ii) 36,070 shares of Common Stock subject to exercisable options.

     (2) Does not include 6,934,240 shares of Common Stock (including exercisable options to buy shares of Common Stock), with respect to Mr. Smith, or 6,970,865 shares of Common Stock, with respect to each of Mrs. Smith and Four Smith's Company, Ltd., owned by certain stockholders of Dril-Quip, Inc. (the "Issuer") who are parties to the Stockholders' Agreement dated October 17, 1997 (the "Stockholders' Agreement"). Pursuant to the Stockholders' Agreement, certain stockholders of the Issuer have agreed to vote shares of common stock, par value $.01 per share, of the Issuer held by each of them for the election of nominees to the Board of Directors proposed by each of (i) Larry E. Reimert and Reimert Family Partners, Ltd., (ii) Gary D. Smith and Four Smith's Company, Ltd. and (iii) J. Mike Walker. The parties to the Stockholders' Agreement may be deemed to have formed a group pursuant to Rule 13d-5(b)(1) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Nothing herein shall constitute an affirmance that any such group exists; however, any such group could be deemed to have beneficial ownership, for purposes of Sections 13(d) and 13(g) of the Exchange Act, of all equity securities of the Issuer beneficially owned by such parties. Such parties would, as of January 31, 2000, be deemed to beneficially own an aggregate of 10,418,910 shares of Common Stock, or approximately 60.0% of the total number of shares reported to be outstanding in the Issuer's Form 10-Q for the quarter ended September 30, 1999. Each of Mr. Smith, Mrs. Smith and Four Smith's Company, Ltd. disclaims the beneficial ownership of any Common Stock owned by such other parties.

     (3) Includes 3,448,045 shares of Common Stock owned directly by Four Smith's Company, Ltd., as to which each of Mr. Smith and Mrs. Smith, as its managing general partners, exercise shared voting and dispositive power.
Because each of Mr. Smith and Mrs. Smith exercise shared voting and dispositive power with respect to these shares, they may be deemed to be indirect beneficial owners of these shares for purposes of Rule 13d-3.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:    February 10, 2000


                                    /s/ Gary D. Smith
                                    ----------------------
                                    Gary D. Smith



                                      /s/ Gloria Jean Smith
                                    ------------------------
                                    Gloria Jean Smith


                                    FOUR SMITH'S COMPANY, LTD.


                                    By:  /s/ Gary D. Smith
                                       -----------------------------
                                        Gary D. Smith,
                                        its Managing General Partner

                                    FOUR SMITH'S COMPANY, LTD.


                                    By:  /s/ Gloria Jean Smith
                                       -----------------------------
                                        Gloria Jean Smith,
                                        its Managing General Partner

                                   AGREEMENT

     The undersigned hereby agree in writing pursuant to the provisions of Rule 13d-1(f)(1)(iii) under the Securities Exchange Act of 1934, as amended, that the
Schedule 13G to which this Agreement is attached is filed on behalf of each of the undersigned.



Dated:  February 10, 2000           /s/ Gary D. Smith
                                    ----------------------
                                    Gary D. Smith



                                    /s/ Gloria Jean Smith
                                    -----------------------
                                    Gloria Jean Smith


                                    FOUR SMITH'S COMPANY, LTD.


                                    By:    /s/ Gary D. Smith
                                         -----------------------------
                                          Gary D. Smith,
                                          its Managing General Partner


                                    FOUR SMITH'S COMPANY, LTD.


                                    By:   /s/ Gloria Jean Smith
                                         -----------------------------
                                          Gloria Jean Smith,
                                          its Managing General Partner